EVCARCO, Inc.
7703 Sand Street
Fort Worth, TX 76118
(817)595-0710 / (817)595-0755 Fax

Mr. David R. Humphrey, Branch Chief
Ms. Margery Reich, Senior Staff Accountant
Ms. Beverly A. Singleton, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:
EVCARCO, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 30, 2010, and as amended June 18, 2010
File Nos. 333-158293 and 000-53978

Form 10-Q for the quarterly period ended June 30, 2010
Filed August 18, 2010
File Nos. 333-158293 and 000-53978

Dear Mr. Humphrey,

EVCARCO, Inc. (“ EVCARCO,” the “Company”) responds as follows to the Staff’s comments dated September 9, 2010, relating to the above-captioned filings. If the Commission is satisfied with our responses, we will file the amended forms as soon as practical. Please, advise.

Form 10-K (Fiscal Year Ended December 31. 2009). and As Amended Management's Discussion and Analysis

Overview, page 12

1.  Please expand your discussion to also explain that your independent auditors have expressed doubt about your ability to continue as a going concern, as you have in your discussion of risk factors on page 9.

Response:	We will expand the discussion as requested, on Form 10-K/A.

Operating Results, page 13

2.  Please revise this section to discuss your results of operations for the period of inception, October 14, 2008 through December 31,2008 and for the year ended December 31,2009. In this regard, discuss the source of your revenues (for example, the number and the type of cars sold) in 2008 and the significant increase for the full fiscal year ended December 31,2009, along with the increase in costs of goods sold. Explain the nature and purpose of the inventory adjustment recorded in fiscal 2009 and the significant increase in the individual components of operating expenses, other income/(loss) amounts, and net loss for the fiscal year 2009 as compared to the prior 2008 period of inception. Please note the change in cost of goods sold and gross profit resulting from the classifications of inventory adjustments in your annual and interim filings.

Response:
Period from October 14, 2008 through December 31, 2008, reflects results for the first month-and-a-half of Company’s existence, and the year ended December 31, 2009, operations for a full year.  That makes any comparison impossible, and in our view, any explanations of changes unnecessary.  Inventory adjustment is explained in Note 3 to our audited financial statements.  Please, see our response to Item 12 regarding its classification.

Mr. David R. Humphrey
Securities and Exchange Commission

3.  We note you disclose that a majority of your gross revenues have come from wholesale operations. Please further expand to disclose the nature of these wholesale operations as compared to any planned retailed operations. Discuss from whom (which manufacturers or other third-party wholesale dealerships) you acquired your vehicles and to whom (which wholesalers) they were sold during each period in which statements of operations are presented. Disclose the amount of sales generated from your wholesale versus retail operations.

Response:
Wholesale sales are a part of our retail operations.  The same pre-owned vehicles are offered to both individual customers and other dealers.  We consider sales to dealers as “wholesale”.  Because of the limited financial resources, we have more often than not, been willing to sell to other dealers for faster turn-around, rather than waiting to realize a higher profit on retail sales. We have mentioned this fact simply in order to explain very low gross profit, and do not believe that any additional explanations can add any clarity to the disclosures.  We have no special arrangements with any manufacturers or dealers for either acquisition or sales of these pre-owned vehicles.

4.  In addition as you disclose under the first Risk Factor on page 8 that your primary business activities will be to earn revenues through new car sales, pre-owned car sales, parts, services, both warranty and customer pay repairs, finance & insurance, etc., please separately discuss the amount of any services revenues (i.e., non-car sales) that were generated during fiscal year 2009 or 2008. If so, revise the statements of operations to separately disclose the amount of product versus service revenue, and the resulting separate allocation of costs of goods sold from product and service revenue. Please describe the specific source of any service revenues generated.

Response:
As explained in the risk factors, we have not been able to obtain sufficient financing in order to fully execute our business plan. For these reporting periods, and to this day, we have not sold any parts, warranties or policies, have not performed any services or repairs, and have nothing to disclose.

5.  Please provide a table that discloses, per quarter, the number of vehicles purchased by type (e.g., new car-electric, pre-owned electric/hydrogen/natural gas, or regular pre-owned cars), and the number of cars sold. In this regard, provide disclosure as to your inventory, per quarter, or at least on an annual basis, and the inventory movement during the period.

Response:	Both our acquisitions and sales of vehicles have been very irregular and sporadic. We do not believe that such disclosure can yield any meaningful information.

6.  With respect to your July 2009 purchase of thirty pre-owned vehicles in exchange for stock, disclose the aggregated fair value assigned to your common stock and how you determined the fair value of the stock issued and/or fair value of the consideration received (i.e., the vehicles) was the most appropriate form of valuation.

Response:	The value assigned to our common stock issued in exchange for these vehicles is disclosed on the Statement of Stockholders’ Equity, page F-4. Please, see our response to Item 13 regarding valuation.

7.  Please describe the nature of the consulting services received in exchange for stock and disclose the value of these transactions (i.e., the expense reflected in your financial statements), along with fair value assigned to the common stock or services received.

Response:	We will add the description as requested, on Form 10-K/A.

Liquidity and Capital Resources, page 13

8.  Please expand the disclosure to indicate whether you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short-term or long-term financial plans. Disclose whether or not you have any agreements or potential arrangements for credit facilities (lines or letters of credit) from third-party.

Response:	We will expand the discussion as requested, on Form 10-K/A.

Mr. David R. Humphrey
Securities and Exchange Commission

9.  Disclose whether or not you have any dealer financing agreements with wholesalers, or third-party financial institutions to finance the sale of your vehicles to wholesale dealerships or retail customers.

Response:	We will add the disclosure as requested, on Form 10-K/A.

10.  Please quantify and address your working capital deficiency as of December 31,2009.

Response:	We will add the discussion as requested, on Form 10-K/A.

Critical Accounting Policies, page 14

11.  Please expand this section to discuss your most critical accounting policies that involve significant judgment, estimates, assumptions and risk, including providing your revenue recognition policy for the sale of vehicles, and as applicable, but not limited to, wholesale dealer financing, credit loss reserves on customer financing and accounts receivable, residual risk on vehicles returned., and inventory obsolescence, and warranty services.

Response:
We have not established any accounting policies relating to wholesale dealer financing, credit loss reserves on customer financing and accounts receivable, residual risk on vehicles returned, and inventory obsolescence, and warranty services, as we have not had any of such transactions.  Our accounting policies are discussed in Note 2 to our audited financial statements, starting on page F-6, as already referenced in this section of the Annual Report.

Financial Statements

Statements of Operations, page F-3

12.  Please reclassify the line item "Inventory adjustment" as a component of cost of goods sold. When substantial or unusual losses result from the application of lower of cost or market rule and/or from errors or inventory losses, we believe you should disclose the amounts of such losses as separate line items in the "Cost of Goods Sold" section of the income statement. Your attention is invited to ASC 330-10-50-2. Our comment applies to your Form 10-Q filings as well.

Response:
We agree that this inventory adjustment should be considered both substantial and unusual, and believe that we classified it correctly, in accordance with the guidance provided by ASC 330-10-50-2: “When substantial and unusual losses result from the application of the rule of lower of cost or market it will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold”.

Statements of Stockholders' Equity, page F-4

13.  Refer to the fiscal year 2009 activity. Please explain to us in detail why you valued the stock issued for property in July 2009 at $0.19 per share and in the same month, valued stock issued for both cash and services at $0.50 per share. Similarly, explain your reason for valuing the stock issued for a loan in October 2009 at $0.1667 per share and the stock transactions occurring in October through December 2009 at $0.50 per shares. We generally believe the cash value per share of your common stock is more indicative of fair value, and as such, the difference would be reflected as an expense in the statements of operations, or reduction to additional paid-in capital, depending on the nature of the relationship and services. We may have further comment after review of your response.

Mr. David R. Humphrey
Securities and Exchange Commission

Response:
We valued the stock issued for inventory (July 2009) in accordance with ASC 505-50-30-6 by determining that the value of the inventory we received had a fair value that was more reliably measurable than that of the stock we issued. We had assigned market value to each detailed line item of the inventory we acquired, which is a subjective measure. However, by the time we prepared our first interim financial statement that would include this stock issue, we had already sold enough of this inventory to satisfy ourselves that the market value we had assigned was accurate and would rapidly be converted to cash.

We believed that the conversion of this inventory to cash through arms-length sales was a more reliable measure of fair value than our prior common stock sales for cash, which had been made to “friends and family” who were investing (unrelated to our pending S-1) in part because they wanted us to succeed. We believe the nominal value established through such private placements represents a moderately evident fair value, a more reliable measure than any available measure for services we received by issuing stock, but a less reliable measure than cash or near-cash consideration that we received as the result of hard negotiations.

Remember, there was no market from which to make a level 1 (or even level 2) measurement of the fair value of our common shares throughout 2009.

As we considered if our past private placement sales might provide a more reliable measure of the inventory we had acquired, we noted that ASC 845-10-15-4 (c) specifically exempts this transaction from the Nonmonetary Transactions topic.  Thus, any such loss would be presented as a cost of issue and netted against the proceeds of the raise. That presentation would be identical to our presentation. We concluded that we had applied GAAP to this transaction and it was presented materially correctly.

We valued the extinguishment of debt (October 2009) in accordance with ASC 470-50-40-3. Similar to our thought process in determining the value of the July 2009 issue, we felt value of the debt was more clearly evident than the value of the common stock we issued to settle the debt.  The debt was due to cash we had borrowed months before from our creditor. In addition, the per-share price of the shares issued to settle the debt had been negotiated at arms’ length with our creditor.

We note that our 2010 private placement stock sales for cash during January and February 2010 have ranged between .21 and .50.

14.  As a related matter, please tell us more about the note payable that was settled in stock in October of fiscal 2009. Clarify whether this payable was part of the RGTK advance or was the result of a separate transaction. In addition, please tell us whether the original note payable was a convertible note from, inception and, if it was, explain the contractual conversion terms and tell us the date of the loan.

Response:
We received the advance in April of 2009, from a party unrelated to RGTK. It was not a convertible note.  Number of shares of our common stock issued as a settlement of this debt was negotiated, and based somewhat on the price per share we used for private placement sales around the time of the advance (before the 3 for 1 split in July of 2009).

15.  Refer to the Founders' stock issued in October 2009 at $0.0003 per share. To the extent such shares were issued to your founder, subsequent to the Company's formation in 2008, they should be valued at the fair market value of such shares existing at the time of issuance. In this regard, it is not clear why you have not valued these shares at $0.50 per share. Please revise or advise, as it appears that the difference in share price should be reflected as a distribution or a compensation charge as appropriate. We may have further comment after review of your response.

Response:
The shares issued to our CFO in October 2009 represented the correction of an accounting error that was not material enough to trigger restatement.

Our company was incepted with four founders. Three had an equal percentage of ownership and one had a percentage equal to one-half of the others.  Thus, three founders owned 28.56% while the fourth founder owned 14. 28%. Initial capitalization was $3,500, proportionally, and we arbitrarily determined a number of shares (3,500,000 before the July 2009 split) to issue based on this ownership agreement and capitalization.

Mr. David R. Humphrey
Securities and Exchange Commission

Shortly after inception, legal counsel advised that the Company’s interest would be best served if the Company were capitalized with a structure five times our initial plan. The three founders with equal ownership each raised their investment to $5,000 for 5,000,000 shares each (pre July 2009 split), but Mr. Frolov was inadvertently omitted, and we did not ask him for the additional $2,000 he owed to increase his founders ownership proportionately. Our intention was always to include him.

The error was realized in October 2009, when the $2,000 that had been due was collected, and a certificate was issued. No new services beyond those agreed on at inception have been or will be provided due to this issuance. No other founder received additional founders shares during 2009 or since, and none is anticipated.

We had considered restating our 2008 financial statements to reflect this as a stock subscription receivable, but believe the error is too small to be material to either year so we did not restate.

Statements of Cash Flows, page F-5

16.  Refer to the line item titled "Consulting expenses, (stock)" in the operating activities section of the cash flows statement for the year ended December 31,2009. Please reconcile the $209,333 in consulting expenses to the individual items cited in the Stockholders' Equity statement for fiscal 2009 as presented on page F-4.

Response:
Stock issued for services @ $0.1667/sh. Feb. 2009	$1,000
Stock issued for services @ $0.50/sh. Jul. 2009	$300,000
Portion of the services (stock compensation issued in July 2009), relating to periods after year end (in Prepaid expenses)	$(136,667)
Stock issued for services @ $0.50/sh. Oct. 2009	$45,000
Total expense	$209,333

17.  Refer to the line item titled "Issuance of common stock" under financing activities for fiscal 2009. Please reconcile the $434,890 balance to the individual items cited in the Stockholders' Equity statement referenced above.

Response:
Stock issued for cash @ $0.1667/sh. Jan. 2009	$20,500
Stock issued for property @ $0.19/sh. Jul. 2009	$267,140
Stock issued for cash @ $0.50/sh. Jul. 2009	$750
Founders' stock issued @ $0.0003/sh. Oct. 2009	$2,000
Stock issued for loan @ $0.1667/sh. Oct. 2009	$20,000
Stock issued for cash @ $0.50/sh. Oct. 2009	$52,500
Stock issued for cash @ $0.50/sh. Nov. 2009	$7,000
Stock issued for cash @ $0.50/sh. Dec. 2009	$65,000
Total	$434,890

Note 2. Summary of Significant Accounting Policies, page F-6

e.  Facilities and Equipment

18.  Please expand to disclose the depreciable and amortizable lives of the various classes of your property and equipment.

Response:
We use very common lives for calculating depreciation on our property: life of the lease, for improvements to the rented real property; and five year life for personal property and equipment.  We would be pleased to provide the suggested enhanced disclosures on our next annual financial statements.

Mr. David R. Humphrey
Securities and Exchange Commission

f.  Revenue Recognition

19.  We note your current revenue recognition policy is general in nature. As such, please significantly expand this policy to specifically address the nature of your business and how you recognize revenues from your various products and services sold. In this regard, disclose how you determine revenue is recognizable from new car sales, pre-owned vehicles, and customer repair services, customer financing services, and etc. Also. expand to discuss whether you have any deferral of revenue.

Response:
We have not derived any revenue from services, and have not deferred any revenue.  So far, the revenue has been recognized immediately, without any complexities.  With that, we believe that the disclosure provided in the note is adequate.

g.  Warranties

20.  Please reconcile the disclosure here that you do not provide warranty services with that on page 8 under Risk Factors that your primary business activities will be to earn revenues also through both warranty and customer pay repairs. In this regard, clarify that you do not currently, if true, provide any warranty coverage or repair services on vehicles sold by you.

Response:	The manufacturers provide warranty for the new vehicles we sell. Although we do intend to provide repairs covered by the manufacturers’ warranty, we have not started doing it yet.

Note 3. Inventory, page F-1Q

21.  Please expand the tabular disclosure to provide this information in a roll-forward presentation showing the beginning inventory balance, by category, along with the activity for the period, such as the inventory adjustment and inventory valuation allowance by vehicle type or category. For example, we note that the inventory balance was reduced by approximately $91,700 of which you explain that $83,000 was to due to impairment of such inventory. Consider reconciling the remaining amount. Please explain to which vehicle category the SMART cars pertain. Please discuss if the $267,000 of pre-owned vehicles acquired for stock consideration, as disclosed in Note 10, were reflected in the inventory adjustment amount or whether such vehicles are sold or remain in inventory at December 31,2009. Also expand the narrative discussion in your inventory policy to discuss your average inventory turnover rate to the extent practicable.

Response:
We prepared the disclosure in accordance with Regulation S-X 210.5-02, paragraph 6, and believe it to be sufficient.  We will consider providing the suggested enhanced disclosures on our next annual financial statements.

Note 4. Prepaid Expenses, paee F-l 1

22.  Please tell us the specifics as to the nature of the unearned portion of stock compensation issued under various consulting agreements. In this regard, please tell us in more detail and disclose the name of each consultant, the term of the agreement, the aggregate amount of compensation in terms of shares and dollar valuation, and the nature of the services provided. Please tell us if the common shares for each consultancy agreement have been issued or are to be issued at a subsequent period. In addition, separately provide this information for the balance reflected in the quarterly period ended June 30, 2010, Form10-Q.

Response:
We deemed that the value of the shares, as determined by the price per share received for private placement sales, was more readily determinable that the value of the service provided to us.  All of these contracts were valued at $0.50 per share.  No shares have been issued to these consultants in subsequent periods.

Mr. David R. Humphrey
Securities and Exchange Commission

Consultants’ name, nature of services, explanation of terms	Number of shares issued	Value	Unearned portion
Lena Gershengoren, architectural designs and drawings. Originally, issued 2,000 shares in February - reflected on the post-split basis	6,000	$1,000	$0
Earth People, LLC, creative and PR services	50,000	$25,000	$0
Steve Winters, advertising and marketing	10,000	$5,000	$0
Wayne Walker, advertising and marketing	20,000	$10,000	$0
Kevin Kiechler, advertising and marketing	20,000	$10,000	$0
Rothchild Investments Co., marketing, investor relationships, business and strategy consulting. Six months into a one year agreement	500,000	$250,000	$125,000
David Fry, video recording, graphic design and web services. Two-and-a-half months into a six months agreement.	20,000	$10,000	$5,833
Logan Gilpin, video recording, graphic design and web services. Two-and-a-half months into a six months agreement.	20,000	$10,000	$5,834
Mack Sanders, marketing, sales assistance	50,000	$25,000	$0
Totals	696,000	$346,000	$136,667

Note 8. Going Concern, page F-l I

23.  Please expand to discuss management's plans with regards to the matters that give rise to the going concern opinion received from the auditors. In this regard, your footnote does not provide the plans that management has to ensure that the Company will be a viable going concern entity for the next twelve months and thereafter. Reference is made to your disclosure in Note 10 in the quarterly period ended June 30,2010 Form 10-Q.

Response:	We will expand the discussion as requested, on the Form 10-Q/A.

Form 10-Q (Quarterly Period Ended June 30, 2010) Balance Sheets, page F-2

24.  Please label the balance sheets as "unaudited" in their entirety. In this regard, please note that financial statements should not be labeled as "audited" unless accompanied by all associated footnote disclosures and the report of an independent registered public accounting firm. We will not object if you wish to provide a footnote stating that the figures in the December 31, 2009 balance sheet "have been derived from" the audited financial statements.

Response:	We will make the requested change on the Form 10-Q/A.

Statement of Stockholders’ Equitv/(Deficif), page F-4

25.  Reference is made to the various per share prices in which your common stock was issued during the six months ended June 30,2010. We note the common stock per share values varied significantly during the period and within the same month pertaining to both cash and service transactions. For each of the noncash transactions, please tell us why the share values differed from the cash per share values when such transactions occurred within the same month.

Response:
Private purchase cash transactions reflect the per share prices we were able to obtain through arms-length negotiations. Service compensation issuances were valued based on the closing trading prices of our stock, without any discount or premium adjustments.

Mr. David R. Humphrey
Securities and Exchange Commission

26.  Please provide us with your computation of the beneficial conversion feature on the convertible notes payable issued in June 2010.

Response:	Per contract, the conversion price is calculated at 61% of the average of three lowest closing prices of the stock for ten business days prior to conversion notice:

Contract date (testing date for BCF)	6/7/2010
Convertible debt amount	$60,000
Average of 3 lowest closing prices for 10 business days prior to the date ($0.054, $0.051, $0.040)	$0.0483
Effective conversion price (61% of the average)	$0.0295
Number of shares on conversion	2,035,048
Closing stock price at the testing date	$0.0414
Difference in price	$0.0119
Value of the beneficial conversion feature	$24,251

Note 11. Stockholders' Equity, page F-8

27.  Describe the contractual terms of each of the investment agreements for which you have received $380,000. Specifically, tell us the date of each agreement, the number of shares to be issued (or how the number of shares is to be determined), the per share price of each purchase and explain how the per share value was (or is to be) determined. Tell us when the shares are to be issued and explain why these issuances are delayed. Finally, please tell us whether there are any circumstances under which you might potentially be required to return cash.

Response:
Based on preliminary discussions to sell shares at $0.20, we have received $380,000 from an investor in Russia, in several transfers. Shortly thereafter, he started having personal and health problems, which precluded us from finalizing our agreement. Only very recently, we were able to re-establish the contact.  We will issue the shares, based on initially agreed upon price of $0.20, in the near future.

The Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of this disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.
*****************

EVCARCO, Inc. trusts that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Nikolay Frolov, CFO, at (214) 507-0487, if you have any questions.

Very truly yours,

/s/ Nikolay Frolov
Nikolay Frolov, CFO